Mail Stop 3561

April 8, 2009

Mr. Robert Chilton
Chief Financial Officer
Hemacare Corporation
15350 Sherman Way, Suite 350
Van Nuys, CA 91406

      Re: **Hemacare Corporation**
                Form 10-K for Fiscal Year Ended
                December 31, 2007
                Filed April 14, 2008
                File No. 000-15223

Dear Mr. Chilton:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Tia Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and
                      Health Care Services